March 6, 2018 Via EDGAR and e-mail Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549
Mayer Brown LLP
1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910
www.mayerbrown.com

Bradley W. Berman
Direct Tel +1 212 506 2321
bberman@mayerbrown.com

Re:	Alaia Market Linked Trust, Series 6-2 Amendment No. 1 to Registration Statement on Form S-6 Filed March 6, 2018 File Nos.: 333-222802 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on March 6, 2018 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Amendment”) for the Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 6-2, a series of the Alaia Trust.  The Amendment incorporates responses to the comments transmitted by the Staff in your telephone call of March 1, 2018 and our call with you on March 5, 2018.

We identify in bold the Staff’s comment to which we are responding in this letter and note in regular type our response.  Page number references in our response refer to the EDGAR version of the Amendment.

PROSPECTUS

Cover

1.          Please remove “m+ Protection 50 Fund” and the related explanation after the table of contents.  See IM Guidance 2013-12, in which the Staff said that the use of words like “protected” is potentially misleading.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the "Mayer Brown Practices"), which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Edward P. Bartz
U.S. Securities and Exchange Commission
March 6, 2018

We have changed the name of this fund to the “Defined Preservation 50 Fund.” The Alaia Trust believes that the  word “Preservation” is an appropriate term for this trust because, as disclosed in the last sentence of the third bullet point on the cover page and in other places in the prospectus, the trust is designed to insulate against [50]% of any price declines.  The Alaia Trust also believes that the use of the number “50” is appropriate for this trust due to the [50]% insulation against price declines.  Other future series of the trust may have greater or lesser insulation against price declines.  Those future series would include the appropriate downside insulation percentage number in the title of the series.

We have removed the name “m+” from the name of the series and moved the m+ logo to after the table of contents, where there is an explanation of the “m+” logo. “m+” is a trade name owned by Alaia Capital, LLC, and it is used to market certain unit investment trusts.  The Alaia Trust has made a considerable investment in creating, and obtaining a trademark for, “m+”, and any unavailability of that trademark would cause a significant economic burden on Alaia.

2.          In the second bullet point on the cover page, please bold the phrase “intend to purchase units at inception and hold them until the Series Mandatory Dissolution Date.”

We have made this change in what is now the third bullet point on the cover page.

3.          Please clarify the explanation of the “Partial Downside” in the last sentence in the second bullet point on the cover page.

We have added the following sentence to what is now the third bullet point on the cover page:  “For example, if the Reference Asset decreases [10]% relative to the Initial Reference Value the units will seek to provide a percentage total return of [-5]%.”

This sentence has also been added to the “Partial Downside” bullet point under “Principal Investment Strategy” on page 3.

4.          Please restate the last sentence in the final paragraph on the cover page in plain English, with a clear explanation of how purchasing units at prices other than the initial price will affect an investor’s return.

We have replaced the last sentence in the final paragraph on the cover page with the following:  “As the trust is designed to provide the Equal Upside or the Partial Downside based on a unit value equal to the Inception Value, the return on units purchased for a value that is higher than the Inception Value will be less than those purchased at the Inception Value.”  We also modified a version of this sentence that appears on page 5 of the prospectus.

We added a mathematical explanation of the effect of purchasing units at a price higher than the Inception Value in “Principal Risks —Equal Upside and Partial Downside risk” on page 12, “Investment Risks— Equal Upside and Partial Downside risk” on page 30 and in “Risk Factors— Equal Upside and Partial Downside risk” on page 4 of the second prospectus.

Edward P. Bartz
U.S. Securities and Exchange Commission
March 6, 2018

Investment Objective (Page 3)

Please change “2.42 years” to “2 years, 5 months.”

We have made this change on page 3 and in “Example” on page 18.

Principal Investment Strategy (page 4)

In the last sentence of the paragraph after the second graph, please replace the word “outperform” with a clearer explanation.

We have removed the word “outperform” so that that sentence now reads as follows:  “In this scenario, the percentage decrease on the value of the units would be less than the percentage decrease on the value of a direct investment in the Reference Asset.”

How to Sell Your Units—Distributions in Kind (page 28)

1.          Please change the disclosure in clause (1) of the first paragraph of “Distributions in Kind” to disclose that the pro rata requirement will apply to securities, cash and cash equivalents.

We have revised the disclosure to read as follows:  “(1) a Distribution In Kind will only be made with respect to an aggregate amount of units permitting a non-fractional, pro-rata distribution of all of the options and securities that make up the portfolio, and will include a pro-rata distribution of the cash and equivalents within the portfolio ….”

2.          Please explain to the Staff why an in kind distribution option is being added.

Alaia has added an in kind distribution alternative here, and intends to do so going forward, in order to provide holders of each unit investment trust with as much flexibility as possible.  Having reviewed a number of UITs currently marketed, as well as comparable fund products, an in-kind redemption option appears to be prevalent.

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Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz Paul Koo Vincent Iannuzzi Donna Fiorini Anna T. Pinedo Leslie Cruz